

September 21, 2012

Via E-mail
Robert Steen
Vice President, Treasurer and Assistant
Secretary, Chief Financial Officer and
Principal Accounting Officer
United Security Bancshares, Inc.
131 West Front Street
Post Office Box 249
Thomasville, AL 36784

> **Re:** **United Security Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated August 28, 2012**
> **File No. 000-14549**

Dear Mr. Steen:

We have reviewed your supplemental response to our letter dated August 28, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 29

1. Please refer to your response to comment 4 of our letter dated July 31, 2012 and address the following in future filings:

    • Please incorporate the response into your next periodic report and provide updated information in each subsequent report until such time as all uncertainties surrounding the realization of your deferred tax assets cease to exist. The updated information in each period should specifically identify and discuss changes in your assumptions between and over the periods in which the uncertainties exist. Discuss the effects those changes had on your analysis of the probable realization of the assets; and
    • Please include a risk factor that identifies and discusses the uncertainty surrounding the realization of your deferred tax assets.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Fair Value Measurements, page 93

2. We note your response to comments 12 and 13 in our letter dated July 31, 2012. Specifically, we note your policy to obtain updated appraisals on impaired loans that are collateral dependent under ASC 310 every 18- to 24-months. Please tell us the following concerning this policy:

    • If this policy varies by loan type, tell us how often you obtain appraisals for collateral dependent loans by loan type;
    • Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses;
    • Describe in more detail the types of adjustments you make to appraised values, including those made as a result of updating outdated appraisals; and
    • Separately quantify the amount of collateral dependent loans for which you are using an appraisal performed within the last 12 months and for which you are using an appraisal that is more than 12 months old to serve as the primary basis of your valuation.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant